1-15254

P.E. 7/31/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02050070

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING SECTION RECEIVED AUG 02 2002 WASH. D.C. 154

For the month of July 2002
Commission file number ~~0-21080~~

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation or organization)

None
(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

PROCESSED
AUG 08 2002
P
THOMSON FINANCIAL

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __✓__

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ______ No __✓__

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: August 1, 2002

By:

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

EXHIBIT INDEX

1. Press Release dated July 24, 2002.

2. Press Release dated July 24, 2002.

ENBRIDGE

NEWS RELEASE

Enbridge Board declares quarterly dividends

CALGARY, Alberta, July 24, 2002 — The Board of Directors of Enbridge Inc. today declared quarterly dividends of $0.38 per common share and $0.34375 per Series A preferred share. Both dividends are payable on September 1, 2002, to shareholders of record on August 9, 2002.

Enbridge Inc. is a publicly traded Canadian company and a leader in energy transportation and distribution in North America and internationally. The company operates, in Canada and the U.S., the world's longest crude oil and liquids pipeline system. It also owns and operates Canada's largest natural gas distribution company serving approximately 1.5 million customers in Ontario, Quebec and New York State.

Enbridge contacts:

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@corp.enbridge.com

Investment community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@corp.enbridge.com

Visit the Enbridge web site at www.enbridge.com

ENBRIDGE

NEWS RELEASE

Enbridge continues to deliver in the first half of 2002

CALGARY, Alberta, July 24, 2002 – Enbridge Inc. today announced earnings applicable to common shareholders for the six months ended June 30, 2002 of $546.4 million, or $3.45 per share, compared with $353.9 million, or $2.25 per share, for the same period in 2001. Increased earnings from Energy Transportation North and International continue to generate growth for Enbridge's shareholders. The warmer than normal weather experienced in the Enbridge Consumers Gas franchise area during the first quarter of the year continued in the second quarter, negatively affecting results from Energy Distribution. First half earnings also include an approximate $240 million gain, after tax, from the sale of the Energy Services business. Prior year's earnings included $58.5 million related to income tax rate reductions.

Earnings for the three months ended June 30, 2002 are $433.3 million, or $2.74 per share, compared with $270.4 million, or $1.72 per share, for the three months ended June 30, 2001.

"Our low-risk approach continues to generate steady profitable growth," said Enbridge President & Chief Executive Officer, Patrick D. Daniel. "While many of our North American peers have evolved into merchant energy traders, Enbridge remains focussed on managing energy infrastructure assets that produce predictable and transparent earnings. This business model has served us well as our financial strength positions us to supplement organic growth with selective acquisitions that expand our core business platforms. We will continue to maintain our high quality asset portfolio and our low risk profile."

The Enbridge Board of Directors today also declared quarterly dividends of $0.38 per common share and $0.34375 per Series A preferred share. Both dividends are payable on September 1, 2002, to shareholders of record on August 9, 2002.

RECENT DEVELOPMENTS

Assets Held for Sale – Enbridge Midcoast Energy
As previously announced, the Company has entered into an agreement to sell the United States assets of Enbridge Midcoast Energy to Enbridge Energy Partners, L.P., conditional on the Partnership obtaining necessary financing. Given current market conditions and the second quarter performance of the Enbridge Midcoast Energy assets, Enbridge and the Partnership are assessing the impacts of these circumstances on the transaction. The Company expects to agree to modified terms and that a transaction will proceed when market conditions improve.

The Partnership plans to finance the acquisition through the assumption of debt and the issuance of i-units, a new class of limited partner interests to Enbridge Energy Management, L.L.C. (EEM), a wholly-owned subsidiary of Enbridge. Enbridge, the Partnership and EEM have filed a combined registration statement with the United States Securities and Exchange Commission (SEC) for an initial public offering by EEM of 10,000,000 shares representing limited liability company interests with limited voting rights. The registration statement is being reviewed by the SEC. The proceeds from the offering will be used to purchase the i-units from the Partnership. EEM will have no assets or operations other than those related to the interest in the Partnership. In connection with the offering, application will be made to list the EEM shares on the New York Stock Exchange.

Upon closing of the sale, the Partnership will become the primary vehicle for acquisitions of mature energy delivery assets in the United States. The i-unit structure is expected to provide increased financing flexibility and additional access to capital. Enbridge expects to receive incremental earnings from its equity investment in the Partnership through higher distributions to the General Partner, a wholly-owned subsidiary of the Company.

Sale of the Energy Services Business
In May 2002, the Company closed the sale of its Energy Services business for cash proceeds of $1 billion, subject to final working capital adjustments.

Oil Storage Caverns
The Company has entered into a partnership to develop underground cavern facilities to provide crude oil storage services. The storage facilities are adjacent to the Enbridge System main pipeline terminal at Hardisty, Alberta and provide a strategic and economic complement to existing operations. Storage capacity is expected to be approximately three million barrels for which third party shipper interest is being pursued. Construction is scheduled to commence in the fourth quarter of 2002 with completion by the third quarter of 2003.

Emerging Energy Technologies
The SunBridge wind power project was officially opened in June 2002. The $22 million project, operated by Enbridge, was developed through a 50/50 partnership with Suncor Energy Inc. SaskPower is purchasing the wind-generated electricity for sale to the Government of Canada and other customers in Saskatchewan.

FINANCIAL RESULTS

Earnings from continuing operations for the six months ended June 30, 2002 are $304.1 million, or $1.92 per share, compared with earnings of $325.1 million, or $2.07 per share, for the same period in 2001. Growth in earnings from Energy Transportation North and International has been more than offset by warmer than normal weather and the positive impact of income tax rate reductions on earnings in 2001.

For the second quarter, earnings from continuing operations are $199.1 million and $245.3 million in 2002 and 2001, respectively. The decrease in earnings in 2002 is due to the warmer than normal weather and the effect of income tax rate reductions recognized in the second quarter of 2001, partially offset by growth in earnings in Energy Transportation North and International.

Energy Transportation North

First half earnings are $112.9 million, an increase of $23.1 million over the first six months of 2001. The increase includes incremental earnings from the multiphase Terrace expansion and a higher contribution from the Enbridge Athabasca System due to the construction of new facilities. In addition, the loss from the Aux Sable facilities decreased in 2002, reflecting an improvement in the differential between natural gas and natural gas liquids prices.

Earnings for the three months ended June 30, 2002 of $55.5 million are $8.5 million higher than the same period last year due to systems expansions. This increase is partially offset by the positive impact of the income tax rate reductions in the second quarter of 2001.

Energy Transportation South

Earnings for the six months ended June 30, 2002 are $21.6 million, in comparison with earnings of $23.4 million for the same period last year. The 2002 results reflect higher earnings from the Partnership, partially resulting from the acquisitions of the North Dakota and East Texas Systems. This increase is more than offset by lower earnings from Enbridge Midcoast Energy and the loss of earnings from the North Dakota System, which was sold to the Partnership in May 2001. The results from Enbridge Midcoast Energy were negatively affected by weak commodity prices, primarily for natural gas liquids, and lower volumes in the second quarter. The results also include adjustments recorded in the first quarter of 2002 related to the prior year.

Earnings of $7.4 million for the second quarter of 2002 are $11.0 million lower than the same period last year. A dilution gain of $7.4 million on the Company's investment in the Partnership is included in the 2001 second quarter results, whereas in 2002 a dilution gain was realized in the first quarter. Enbridge Midcoast Energy earnings are lower during the second quarter due to weak commodity prices and lower volumes.

Energy Distribution

Earnings from Energy Distribution are $146.6 million, a decrease of $78.7 million from the six months ended June 30, 2001. The difference is attributable to the warmer than normal weather in the Enbridge Consumers Gas (ECG) franchise area and the positive impact of income tax rate reductions in 2001 amounting to $45.0 million. ECG earnings on a weather-normalized basis would increase by $39.4 million for the six months ended June 30, 2002. Gas distribution volumes are 11% lower than the prior year and degree days, which are used as a measure of coldness, were 18% lower than 2001 and 14% lower than the forecast based on normal weather. Due to the seasonal nature of energy distribution operations, quarterly earnings are not indicative of full year results.

For the three months ended June 30, 2002, earnings are $130.3 million, compared with $184.7 million for the same three months in 2001. The decrease of $54.4 million is the result of the warmer than normal weather, offset in part by lower operating and maintenance expenses. The second quarter of 2001 included the positive earnings effect of income tax rate reductions.

International
Earnings increased by $16.3 million to $34.0 million in the first six months of 2002. The acquisition of CLH represents the growth in International, as earnings from other operations approximate last year. The operating results from CLH have been better than expected.

Earnings for the three months ended June 30, 2002 are $17.5 million. The increase of $9.2 million from last year is due to the acquisition of CLH.

Corporate
Corporate costs total $11.0 million, compared with $31.1 million in 2001. Costs for 2002 include a gain on the sale of securities of $17.8 million, realized in the first quarter of 2002. Other corporate costs approximate last year.

Corporate costs for the three months ended June 30, 2002 are $11.6 million, compared with $13.1 million for the three months ended June 30, 2001. The decrease reflects lower financing costs partially offset by a reduced contribution from corporate activities.

Discontinued Operations
Net earnings from discontinued operations for the six months ended June 30, 2002 are $242.3 million, including a net gain of approximately $240 million on the sale, in May 2002, of the Energy Services business.

Earnings from discontinued operations, excluding the gain, for the six months ended June 30, 2002 are $2.3 million, compared with $28.8 million for the same period in 2001. Earnings in 2002 do not include the months of May and June, which typically reflect higher service and sales activity. Earnings in 2001 included $14.3 million related to the positive effect of income tax rate reductions.

The net gain of $240 million on disposition differs from the estimate of $210 million, previously disclosed in January 2002. The difference results from the actual net asset value at closing, revised estimates of working capital and actual to estimate adjustments of costs. Working capital is subject to a final adjustment no later than five months subsequent to the close date.

Liquidity and Capital Resources
In May 2002, the Company received proceeds of $1 billion on the sale of the Energy Services business which were used to reduce debt.

The Company continues to generate sufficient cash from operations to fund current operations, dividends, scheduled debt repayments and planned capital expenditures. Net cash provided by operations increased $645 million in 2002, compared with the same period in 2001, due mainly to reductions in operating assets. The reductions include lower gas in storage, which reflects both seasonal fluctuations and the lower commodity cost of gas in 2002, and decreased accounts receivable due to the repayment of a loan by an affiliated company.

Enbridge Midcoast Energy has been classified as held for sale on the statement of financial position. Capital expenditures and the acquisition of the Northeast Texas assets in the first quarter of 2002 have increased assets held for sale at June 30, 2002 from December 31, 2001. Long-term investments include the 25% equity investment in CLH, acquired in the first quarter of 2002. These items, in addition to capital expenditures in Energy Transportation North and Energy Distribution, represent the majority of the cash used for investing purposes. Expenditures in Energy Transportation North include construction of Athabasca System facilities. Energy Distribution expenditures include core maintenance and expansion of the Enbridge Consumers Gas distribution system. In addition to the proceeds from the sale of the Energy Services business, cash from investing activities includes proceeds from the sale of securities.

Financing activities reflect reduction of debt using the proceeds received from the sale of the Energy Services business as well as a $200 million preferred securities issue.

Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss the first half results. The call will be broadcast live on the Internet at ***www.enbridge.com/investor****. A replay will be available shortly thereafter.*

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on The Toronto Stock Exchange in Canada and on The New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

When used in this press release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@corp.enbridge.com

Investment Community
Colin Gruending
(403) 231-5919
E-mail:colin.gruending@corp.enbridge.com

ENBRIDGE INC.
HIGHLIGHTS[1]

(unaudited; millions of Canadian dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,	
	2002	2001	**2002**	2001
FINANCIAL				
Earnings Applicable to Common Shareholders				
Energy Transportation North	**55.5**	47.0	**112.9**	89.8
Energy Transportation South	**7.4**	18.4	**21.6**	23.4
Energy Distribution	**130.3**	184.7	**146.6**	225.3
International	**17.5**	8.3	**34.0**	17.7
Corporate	**(11.6)**	(13.1)	**(11.0)**	(31.1)
Continuing operations	**199.1**	245.3	**304.1**	325.1
Discontinued operations	**234.2**	25.1	**242.3**	28.8
	433.3	270.4	**546.4**	353.9
Cash Provided By/(Used In) Operating Activities				
Earnings plus charges/(credits) not affecting cash	**270.3**	280.0	**442.3**	446.6
Changes in operating assets and liabilities	**244.7**	(123.9)	**399.4**	(174.7)
Cash provided by/(used in) operating activities of discontinued operations	**12.9**	30.4	**28.6**	(46.6)
	527.9	186.5	**870.3**	225.3
Common Share Dividends	**62.2**	56.9	**124.2**	113.6
Per Common Share Amounts				
Earnings from continuing operations	**1.26**	1.56	**1.92**	2.07
Earnings from discontinued operations	**1.48**	0.16	**1.53**	0.18
	2.74	1.72	**3.45**	2.25
Dividends	**0.38**	0.35	**0.76**	0.70
Weighted Average Common Shares Outstanding (millions)			**158.3**	157.3
OPERATING				
Energy Transportation[2]				
Deliveries (thousands of barrels per day)	**2,057**	2,172	**2,060**	2,158
Barrel miles (billions)	**175**	181	**350**	357
Average haul (miles)	**935**	910	**939**	909
Energy Distribution[3]				
Volumes (billion cubic feet)	**169**	184	**264**	297
Number of active customers (thousands)	**1,612**	1,563	**1,612**	1,563
Degree day deficiency[4]				
Actual	**1,690**	1,936	**2,507**	3,041
Forecast based on normal weather	**1,912**	1,962	**2,932**	2,984

1. Highlights of Energy Distribution reflect the results of Enbridge Consumers Gas and other gas distribution operations for the three and six months ended March 31, 2002 and 2001.
2. Energy Transportation operating highlights include the statistics of the 12.9% owned Lakehead System and other wholly-owned liquid pipeline operations.
3. Energy Distribution volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4. Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited; millions of Canadian dollars; except per share amounts)	Three months ended June 30, **2002**	Three months ended June 30, 2001	Six months ended June 30, **2002**	Six months ended June 30, 2001
Revenues				
Gas sales	**1,158.0**	1,182.2	**1,848.2**	1,651.9
Transportation	**415.8**	371.6	**740.5**	630.3
Energy services	**80.2**	55.4	**146.9**	95.8
	1,654.0	1,609.2	**2,735.6**	2,378.0
Expenses				
Gas costs	**985.3**	989.7	**1,602.1**	1,344.6
Operating and administrative	**227.9**	175.6	**438.0**	335.8
Depreciation	**104.3**	98.7	**209.9**	189.5
	1,317.5	1,264.0	**2,250.0**	1,869.9
Operating Income	**336.5**	345.2	**485.6**	508.1
Investment and Other Income	**51.0**	75.2	**150.0**	115.9
Interest Expense	**(103.3)**	(104.9)	**(214.1)**	(202.9)
Earnings from Continuing Operations Before Income Taxes	**284.2**	315.5	**421.5**	421.1
Income Tax Expense	**(76.4)**	(64.0)	**(101.3)**	(83.9)
Earnings from Continuing Operations	**207.8**	251.5	**320.2**	337.2
Earnings from Discontinued Operations	**234.2**	25.1	**242.3**	28.8
Earnings	**442.0**	276.6	**562.5**	366.0
Preferred Security Distributions	**(7.0)**	(4.5)	**(12.7)**	(8.7)
Preferred Share Dividends	**(1.7)**	(1.7)	**(3.4)**	(3.4)
Earnings Applicable to Common Shareholders	**433.3**	270.4	**546.4**	353.9
Earnings Applicable to Common Shareholders				
Continuing Operations	**199.1**	245.3	**304.1**	325.1
Discontinued Operations	**234.2**	25.1	**242.3**	28.8
	433.3	270.4	**546.4**	353.9
Earnings Per Common Share				
Continuing Operations	**1.26**	1.56	**1.92**	2.07
Discontinued Operations	**1.48**	0.16	**1.53**	0.18
	2.74	1.72	**3.45**	2.25
Diluted Earnings Per Common Share				
Continuing Operations	**1.25**	1.53	**1.90**	2.04
Discontinued Operations	**1.46**	0.16	**1.51**	0.18
	2.71	1.69	**3.41**	2.22

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six months ended June 30,	
(unaudited; millions of Canadian dollars)	**2002**	2001
Retained Earnings at Beginning of Period	**812.3**	581.3
Earnings Applicable to Common Shareholders	**546.4**	353.9
Common Share Dividends	**(124.2)**	(113.6)
Preferred Security Issue Costs	**(4.2)**	-
Effect of Change in Accounting for Stock-based Compensation	**(5.4)**	-
Retained Earnings at End of Period	**1,224.9**	821.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,	
(unaudited; millions of Canadian dollars)	**2002**	2001	**2002**	2001
Cash Provided By/(Used in) Operating Activities				
Earnings from continuing operations	**207.8**	251.5	**320.2**	337.2
Charges/(credits) not affecting cash				
Depreciation	**104.3**	98.7	**209.9**	189.5
Equity earnings in excess of cash distributions	**(19.5)**	(1.5)	**(29.8)**	(11.4)
Gain on reduction of ownership interest	**(0.3)**	(11.5)	**(10.0)**	(11.5)
Gain on sale of securities	**-**	-	**(21.4)**	-
Future income taxes	**3.1**	(42.1)	**7.4**	(30.6)
Other	**(25.1)**	(15.1)	**(34.0)**	(26.6)
Changes in operating assets and liabilities	**244.7**	(123.9)	**399.4**	(174.7)
Cash provided by/(used in) operating activities of discontinued operations	**12.9**	30.4	**28.6**	(46.6)
	527.9	186.5	**870.3**	225.3
Investing Activities				
Disposition of Energy Services business	**993.3**	-	**993.3**	-
Long-term investments	**(20.6)**	(17.3)	**(448.8)**	(35.1)
Acquisition of Northeast Texas assets	**-**	-	**(289.3)**	-
Additions to property, plant and equipment	**(237.0)**	(112.3)	**(385.7)**	(219.5)
Proceeds from sale of securities	**-**	-	**110.5**	-
Changes in construction payable	**7.5**	(7.5)	**(15.5)**	(33.9)
Acquisition of Midcoast Energy Resources, Inc.	**-**	(561.8)	**-**	(561.8)
Other	**4.5**	1.8	**4.1**	(3.0)
	747.7	(697.1)	**(31.4)**	(853.3)
Financing Activities				
Net change in short-term borrowings and short-term debt	**(863.9)**	450.9	**(829.3)**	644.2
Long-term debt issues	**-**	210.0	**247.4**	505.6
Long-term debt repayments	**(257.7)**	(37.7)	**(257.7)**	(347.8)
Non-controlling interests	**(1.6)**	(0.6)	**(2.3)**	(1.8)
Preferred securities issued	**-**	-	**193.5**	-
Common shares issued	**15.6**	12.7	**31.4**	17.3
Preferred security distributions	**(7.0)**	(4.5)	**(12.7)**	(8.7)
Preferred share dividends	**(1.7)**	(1.7)	**(3.4)**	(3.4)
Common share dividends	**(62.2)**	(56.9)	**(124.2)**	(113.6)
	(1,178.5)	572.2	**(757.3)**	691.8
Increase in Cash	**97.1**	61.6	**81.6**	63.8
Cash at Beginning of Period	**58.5**	69.2	**74.0**	67.0
Cash at End of Period	**155.6**	130.8	**155.6**	130.8

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)	June 30, 2002	December 31, 2001
Assets	(unaudited)	(audited)
Current Assets		
Cash	**155.6**	74.0
Accounts receivable and other	**1,092.0**	1,270.2
Gas in storage	**163.5**	665.6
Current assets of discontinued operations	**-**	123.0
Current assets held for sale	**197.4**	148.9
	1,608.5	2,281.7
Property, Plant and Equipment, net	**6,877.4**	6,817.5
Long-Term Investments	**2,250.7**	1,772.8
Deferred Amounts	**295.3**	289.9
Future Income Taxes	**143.2**	142.0
Long-Term Assets of Discontinued Operations	**-**	750.0
Long-Term Assets Held for Sale	**1,383.3**	1,073.8
	12,558.4	13,127.7
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings	**274.1**	410.9
Accounts payable and other	**479.3**	679.9
Interest payable	**119.1**	100.2
Current maturities and short-term debt	**867.2**	1,810.2
Current liabilities of discontinued operations	**-**	73.8
Current liabilities held for sale	**174.0**	125.3
	1,913.7	3,200.3
Long-Term Debt	**6,178.4**	5,922.8
Future Income Taxes	**657.3**	691.7
Non-Controlling Interests	**130.4**	131.1
Long-Term Liabilities of Discontinued Operations	**-**	118.6
Long-Term Liabilities Held for Sale	**44.0**	31.1
	8,923.8	10,095.6
Shareholders' Equity		
Share capital		
Preferred securities	**534.3**	339.7
Preferred shares	**125.0**	125.0
Common shares	**1,907.3**	1,875.9
Retained earnings	**1,224.9**	812.3
Foreign currency translation adjustment	**(28.7)**	7.4
Reciprocal shareholding	**(128.2)**	(128.2)
	3,634.6	3,032.1
Contingency (Note 8)		
	12,558.4	13,127.7

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.'s 2001 Annual Report. These interim financial statements are prepared on a consistent basis with those included in the 2001 Annual Report and follow the same accounting policies and methods of application, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year's presentation.

1. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The standard requires an expense to be recognized for certain awards of stock-based compensation. The standard, which requires retroactive application for certain of the Company's awards as a charge to opening retained earnings without restatement of prior periods, resulted in a charge to opening retained earnings on adoption of $5.4 million.

Effective January 1, 2002, the Company adopted the new accounting standard for goodwill and other intangible assets. The standard requires, among other things, that goodwill no longer be amortized but will be tested for impairment at least annually. The standard is being applied prospectively. Goodwill arising from the acquisition of Midcoast Energy Resources, Inc. in May 2001, included in long-term assets held for sale, was being amortized over 30 years prior to the adoption of the new standard. Results of operations for the three and six months ended June 30, 2001 included goodwill amortization of $1.5 million. This amortization reduced both basic and diluted earnings per share by $0.01 for the three and six months ended June 30, 2001.

Effective July 1, 2002, the Company adopted the new accounting guideline for Hedging Relationships. The new guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and establishes certain conditions for the application of hedge accounting. Since the Company is in compliance with SFAS No.133, the United States standard for derivative instruments and hedging activities, in the areas addressed by the guideline, the adoption of the new guideline will not impact results.

2. SEGMENTED INFORMATION

(millions of Canadian dollars)

Three months ended June 30, 2002 (unaudited)

	Energy Transportation		Energy			
	North	South	Distribution	International	Corporate	Consolidated
Revenues	338.6	455.4	850.6	8.3	1.1	1,654.0
Gas costs	(156.8)	(390.9)	(437.6)	-	-	(985.3)
Operating and administration	(64.5)	(39.6)	(116.6)	(4.2)	(3.0)	(227.9)
Depreciation	(33.8)	(11.7)	(57.4)	(0.5)	(0.9)	(104.3)
Operating income/(loss)	83.5	13.2	239.0	3.6	(2.8)	336.5
Investment and other income	15.7	7.8	18.7	13.7	(4.9)	51.0
Interest and preferred equity charges	(26.3)	(10.1)	(45.4)	-	(30.2)	(112.0)
Income taxes	(17.4)	(3.5)	(82.0)	0.2	26.3	(76.4)
Earnings/(loss) from continuing operations	55.5	7.4	130.3	17.5	(11.6)	199.1
Earnings from discontinued operations						234.2
Earnings applicable to common shareholders						433.3

Three months ended June 30, 2001 (unaudited)

	Energy Transportation		Energy			
	North	South	Distribution	International	Corporate	Consolidated
Revenues	182.2	210.3	1,207.7	6.8	2.2	1,609.2
Gas costs	-	(169.9)	(819.8)	-	-	(989.7)
Operating and administration	(67.1)	(17.5)	(79.7)	(5.2)	(6.1)	(175.6)
Depreciation	(32.9)	(8.0)	(56.5)	(0.3)	(1.0)	(98.7)
Operating income/(loss)	82.2	14.9	251.7	1.3	(4.9)	345.2
Investment and other income	10.6	18.3	15.4	7.6	23.3	75.2
Interest and preferred equity charges	(25.0)	(4.8)	(40.1)	-	(41.2)	(111.1)
Income taxes	(20.8)	(10.0)	(42.3)	(0.6)	9.7	(64.0)
Earnings/(loss) from continuing operations	47.0	18.4	184.7	8.3	(13.1)	245.3
Earnings from discontinued operations						25.1
Earnings applicable to common shareholders						270.4

Six months ended June 30, 2002 (unaudited)

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate	Consolidated
Revenues	635.2	771.4	1,313.0	13.1	2.9	2,735.6
Gas costs	(270.2)	(648.9)	(683.0)	-	-	(1,602.1)
Operating and administration	(129.1)	(72.9)	(221.7)	(7.1)	(7.2)	(438.0)
Depreciation	(68.9)	(21.0)	(113.5)	(1.2)	(5.3)	(209.9)
Operating income/(loss)	167.0	28.6	294.8	4.8	(9.6)	485.6
Investment and other income	31.8	23.0	27.5	29.2	38.5	150.0
Interest and preferred equity charges	(50.3)	(17.6)	(85.2)	-	(77.1)	(230.2)
Income taxes	(35.6)	(12.4)	(90.5)	-	37.2	(101.3)
Earnings/(loss) from continuing operations	112.9	21.6	146.6	34.0	(11.0)	304.1
Earnings from discontinued operations						242.3
Earnings applicable to common shareholders						546.4

Six months ended June 30, 2001 (unaudited)

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate	Consolidated
Revenues	349.2	217.9	1,795.2	13.5	2.2	2,378.0
Gas costs	-	(169.9)	(1,174.7)	-	-	(1,344.6)
Operating and administration	(128.3)	(23.2)	(164.0)	(9.6)	(10.7)	(335.8)
Depreciation	(66.9)	(9.9)	(110.1)	(0.6)	(2.0)	(189.5)
Operating income/(loss)	154.0	14.9	346.4	3.3	(10.5)	508.1
Investment and other income	22.7	26.3	29.1	15.0	22.8	115.9
Interest and preferred equity charges	(52.2)	(5.2)	(82.3)	(0.1)	(75.2)	(215.0)
Income taxes	(34.7)	(12.6)	(67.9)	(0.5)	31.8	(83.9)
Earnings/(loss) from continuing operations	89.8	23.4	225.3	17.7	(31.1)	325.1
Earnings from discontinued operations						28.8
Earnings applicable to common shareholders						353.9

3. ASSETS HELD FOR SALE

The Company has entered into an agreement to sell the United States assets of Enbridge Midcoast Energy to Enbridge Energy Partners, L.P. (the Partnership), owned 12.9% by the Company. The general partner, a wholly-owned subsidiary of the Company, is the operator of the Partnership. The sale is conditional on the Partnership obtaining the necessary financing. Upon closing, the Company will continue to exercise significant influence over the assets sold and, therefore, results of operations have not been segregated from continuing operations.

Selected financial information related to the net assets to be sold is as follows.

Financial Position

(unaudited; millions of Canadian dollars)	**June 30, 2002**	December 31, 2001
Assets		
Current assets	**197.4**	148.9
Property, plant and equipment	**1,009.5**	729.3
Other assets	**373.8**	344.5
	1,580.7	1,222.7
Liabilities		
Current liabilities	**174.0**	125.3
Future income taxes	**44.0**	31.1
Net Assets Held for Sale	**1,362.7**	1,066.3

The net asset information does not reflect the assumption of intercompany debt that will be assumed by the purchaser and recharacterized as due from a related party upon closing of the sale.

Earnings

	Three months ended June 30,		Six months ended June 30,	
(unaudited; millions of Canadian dollars)	**2002**	2001	**2002**	2001
Revenues	**445.7**	197.4	**748.6**	197.4
Gas costs	**390.5**	168.8	**648.4**	168.8
Operating and administrative	**35.7**	11.3	**62.8**	11.3
Depreciation	**9.4**	6.1	**17.1**	6.1
Operating income	**10.1**	11.2	**20.3**	11.2
Investment and other income	**2.1**	-	**1.3**	-
Interest expense	**(10.1)**	(4.0)	**(16.6)**	(4.0)
Income tax expense	**(0.7)**	(2.1)	**(1.7)**	(2.1)
Earnings	**1.4**	5.1	**3.3**	5.1

4. ACQUISITION

In March 2002, the Company acquired natural gas gathering and processing facilities in Northeast Texas for cash consideration of $289.3 million. The facilities and the goodwill are included in the sale described in Note 3. All of the goodwill is expected to be deductible for tax purposes. The results of operations have been included in the consolidated statement of earnings from the date of acquisition.

(unaudited; millions of Canadian dollars)	
Fair Value of Assets Acquired	
Property, plant and equipment	**242.3**
Goodwill	**56.2**
Working capital deficiency	**(9.2)**
	289.3
Purchase Price	
Cash	**288.2**
Transaction costs	**1.1**
	289.3

5. DISCONTINUED OPERATIONS

The sale of the Company's business operations that provide energy products and services to retail and commercial customers, including the water heater rental program, closed in May 2002.

Selected financial information related to discontinued operations is as follows.

Financial Position

(unaudited; millions of Canadian dollars)	**June 30, 2002**	December 31, 2001
Assets		
Current assets	-	123.0
Property, plant and equipment	-	584.2
Other assets	-	165.8
	-	873.0
Liabilities		
Current liabilities	-	73.8
Future income taxes	-	118.6
Net Assets of Discontinued Operations	-	680.6

Earnings

(unaudited; millions of Canadian dollars)	Three months ended June 30, **2002**	2001	Six months ended June 30, **2002**	2001
Net gain on disposition	**240.0**	-	**240.0**	-
Earnings/(loss) for the period	**(5.8)**	25.1	**2.3**	28.8
Net earnings from discontinued operations	**234.2**	25.1	**242.3**	28.8
Revenues	**53.6**	111.3	**181.9**	215.8
Income tax expense/(recovery)	**25.8**	(14.8)	**32.3**	(11.4)
Allocated interest expense	**5.2**	6.7	**12.1**	17.2

6. PREFERRED SECURITIES

In February 2002, the Company completed a public offering of $200 million, 7.8% Preferred Securities, for net proceeds of $193.5 million. The Preferred Securities may be redeemed at the Company's option in whole or in part after the fifth anniversary of issue. The Company has the right to defer, subject to certain conditions, payments of distributions on the securities for a period of up to 20 consecutive quarterly periods. Deferred and regular distribution amounts are payable in cash or, at the option of the Company, in common shares of the Company. Since the distributions may be settled through the issuance of common shares at the Company's option, the Preferred Securities are classified into their respective debt and equity components. The equity component of the Preferred Securities was $195.0 million at June 30, 2002.

7. STOCK-BASED COMPENSATION

The Company accounts for the issue of options under its stock option plans as capital transactions when the options are exercised. In 2002, 1.0 million stock options were issued at an average exercise price of $43.77 under the Company's Incentive Stock Option Plan. If the Company had used the fair-value based method to account for stock-based compensation, earnings and earnings per share would have been as follows.

(unaudited; millions of Canadian dollars)	Three months ended June 30, 2002	Six months ended June 30, 2002
Earnings from continuing operations		
As reported	199.1	304.1
Stock-based compensation expense	0.7	1.2
Pro forma	198.4	302.9
Earnings applicable to common shareholders		
As reported	433.3	546.4
Stock-based compensation expense	0.7	1.2
Pro forma	432.6	545.2
Earnings per share from continuing operations		
As reported	1.26	1.92
Pro forma	1.25	1.91
Earnings per share		
As reported	2.74	3.45
Pro forma	2.73	3.44

1. Pro forma earnings and earnings per share do not reflect options granted prior to January 1, 2002, the date of adoption of the new standard.

2. A binomial model was used to calculate fair value. Significant assumptions include a risk-free interest rate of 5.33%, expected volatility of 25%, an expected life of 10 years and an expected dividend yield of 2.72%. The weighted average grant-date fair value of options granted during the six months ended June 30, 2002 was $12.26.

8. CONTINGENCY

The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners have commenced an action, which they will be applying to certify as a class action, against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on the landowners' use of land within a 30-metre control zone on either side of the pipeline easements. The Company believes it has a sound defence and intends to vigorously defend the claim. Since the outcome is indeterminable, the Company has made no provision for any potential liability.

Supplementary Financial Information

	Number of Shares
Common Shares – issued and outstanding (voting equity shares)	164,058,294
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options (3,845,153 vested)	6,586,905

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Supplementary information as at July 18, 2002.